Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

September 29, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attn: Keira Nakada and Rufus Decker

Re:        Bed Bath & Beyond, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Form 10-Q for Quarterly Period Ended June 30, 2025
Item 2.02 Form 8-K Dated February 24, 2025
File No. 001-41850

Dear Ms. Nakada and Mr. Decker:

Further to our discussion with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 22, 2025, we respectfully set forth below our supplemental response to the Staff’s comment, as discussed with the Staff and as initially communicated in its letter addressed to Adrianne Lee, President and Chief Financial Officer of Bed Bath & Beyond, Inc. f/k/a Beyond, Inc. (“we,” “us,” “our,” or the “Company”), dated September 4, 2025. For ease of reference, the relevant comment is reproduced below in bold and italics and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2024

Consolidated Financial Statements
Note 22. Other Expense, Net, page 77

Staff Comment:

3. Please revise your statements of operations to include gains on sale of intangible assets and write-downs of assets held for sale (i.e., your corporate headquarters) in operating income (loss). Otherwise, tell us in detail why ASC 610-20-45-1 and ASC 360-10-45-5 do not apply. Also, refer to ASC 360-10-15-5(b), since the intangible assets sold were no longer to be held and used. This comment also applies to your Form 10-Q for the period ended June 30, 2025.

Company Response:

We respectfully acknowledge the Staff’s comment. As a supplement to our prior response dated September 18, 2025, in the below appendix we provide our detailed SAB 99 analysis supporting our conclusion that the identified errors are not material to periods from the fourth quarter of 2023 through the second quarter of 2025. Therefore, the Company will correct the current year presentation and recast the prior period presentation in its Quarterly Report on Form 10-Q for the period ending September 30, 2025, and in its Annual Report on Form 10-K for the period ending December 31, 2025.

* * * * *

If you would like to discuss the above responses or any other matter, please contact me at (612) 804 -0133.

Sincerely,

/s/ ADRIANNE LEE
Adrianne Lee
President and Chief Financial Officer
Bed Bath & Beyond, Inc.

CC (via email):    Melissa Smith, General Counsel and Corporate Secretary
Benjamin Cohen, Latham & Watkins LLP
Eric Swibel, Latham & Watkins LLP

APPENDIX

Executive Summary:

During the review by the Securities and Exchange Commission (the “SEC”) of the Annual Report on Form 10-K for the year ended December 31, 2024 and the Quarterly Report on Form 10-Q for the three months ended June 30, 2025 of Bed Bath & Beyond, Inc. f/k/a Beyond, Inc. (“Beyond,” “we,” “us,” “our,” or the “Company”), the SEC identified that the gains on sale of intangible assets and write-downs of assets held for sale were included in the subtotal of loss before income taxes (referred to as income (loss) before income taxes from continuing operations in our previous filings), instead of in the subtotal of operating income (loss). As a result, the Company performed the following error analysis in accordance with the SEC Staff Accounting Bulletins No. 99, Materiality (“SAB 99”), and No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), as codified in Accounting Standards Codification (“ASC”) 250-10-S99 SEC Materials, to determine whether or not restatement of the mentioned financial statements may be required. SAB 99 states, among other things:

•“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

•“In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item's materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts.”

•“[M]agnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

•“Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature.”

•“As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor's attention could have a material effect on the financial statements.”

Relevant Authoritative Guidance:

When evaluating the errors, we considered among other materials the following:

•SAB No. 99
•SAB No. 108
•ASC Topic 250, Accounting Changes and Error Corrections
•Assessing Materiality: Focusing on the Reasonable Investor When Evaluating Errors, speech by Paul Munter, Acting Chief Accountant of the SEC, March 9, 2022;
•ASC 250-10-S99 SEC Materials;
•KPMG LLP (“KPMG”) Handbook: Internal control over financial reporting; and
•KPMG Handbook: Discontinued operations & HFS disposal groups.

Summary Conclusion:

For the reasons outlined herein, management concluded that:

•Immaterial errors were included in the Company’s financial statements included in the Company’s:
◦Annual Reports on Form 10-K for the years ended December 31, 2023 and 2024;
◦Quarterly Reports on Form 10-Q for the three months ended March 31, 2024, June 30, 2024, September 30, 2024, March 31, 2025, and June 30, 2025.
•The primary cause of the errors was a misinterpretation of the interpretive guidance for gains/losses on disposal groups and intangible assets.
•The errors resulted from a significant deficiency in the operating effectiveness of the Company’s internal control over financial reporting.

Background:

Users of the Financial Statements

The Company trades their common stock on The New York Stock Exchange, with a trading symbol of BBBY.

Users of the financial statements include institutional investors, retail investors, the market at large, and sell-side / buy-side analysts. In communications with investors and analysts, the Company focuses on the following operating and balance sheet metrics as key indicators of the performance of its business: net revenue, gross margin, net income (loss), adjusted EBITDA, income (loss) per share, and cash and cash equivalents. Based on covering sell-side analyst reports, the Company has observed that analysts largely focus on net revenue, adjusted EBITDA, income (loss) per share, price-to-earnings ratio, historic trends, and economic factors to derive the value for their price targets. To the Company’s knowledge, analysts and investors do not specifically focus on operating income (loss). In disclosing its results of operations, the Company believes that both analysts and investors focus on adjusted EBITDA, a non-GAAP measure, as a more meaningful metric than operating income (loss) or net income (loss), because it provides a clearer view of the Company’s core ecommerce operating performance on a period-to-period basis. Similar to industry peers, the Company operates in a low-margin environment where non-cash expenses (e.g., depreciation, amortization, stock-based compensation) and non-recurring items can, in the Company’s view, significantly distort net income (loss) from underlying core operational performance. By excluding these items, adjusted EBITDA offers greater comparability across periods, reflects core business performance, and aligns to how management evaluates business performance and allocates resources. Neither adjusted EBITDA nor net income (loss) were impacted by the errors in any of the periods analyzed.

In 2023, the Company purchased Bed Bath & Beyond’s intellectual property and other assets and subsequently rebranded its core website, Overstock.com, to BedBathandBeyond.com. This rebranding marked a significant shift in the Company’s financial performance, as it augmented its strategy to activate and acquire customers obtained in the intellectual property purchase, resulting in a material decline in gross margin, increased operating expenses, and a shift from thirteen consecutive quarters of positive adjusted EBITDA to negative adjusted EBITDA. In addition to this strategic change, the Company has experienced losses due to macroeconomic factors, such as consumers spending less on home goods, and uncertainty impacting consumer sentiment resulting in eight consecutive quarters of negative adjusted EBITDA. The Company and the investment community have been focused on a return to positive1 adjusted EBITDA.

1 See, e.g., dialogue between an analyst and the Company’s Executive Chairman, Marcus Lemonis, on the earnings call dated February 25, 2025, relating to the year ended December 31, 2024: Question: “Marcus, the first one was just on the roadmap to break even EBITDA. Can you provide a roadmap or milestone for reaching break-even EBITDA?” Answer: “We don’t provide specific guidance, but at a 25% margin and 13% marketing expense, we would need to do $1.2 billion annualized to reach break-even EBITDA.”

Management’s Internal Materiality Factors

Management considers both quantitative changes and applicable qualitative factors when assessing materiality. In assessing qualitative factors, management considers factors including without limitation:

•Impact on investors’ decision to buy, hold, or sell the Company’s securities;
•Masking of a change in earnings or trends;
•Hiding of a failure to meet analysts’ or the investment community’s expectations;
•Change of a loss into income, or vice versa;
•Effect on compliance with regulatory requirements;
•Effect on compensation;
•Concealing of unlawful transactions;
•Management intent; and
•Cumulative effect of small misstatements.

Errors

As noted above, the SEC identified that the gains on sale of intangible assets and write-downs of assets held for sale (including for our previous corporate headquarters) were included in the subtotal of loss before income taxes (referred to as income (loss) before income taxes from continuing operations in our previous filings), instead of in the subtotal of operating income (loss). We performed an analysis and determined that the transactions recorded in error were related to four discrete items as follows:

•Write-downs on corporate headquarters upon classifying as held-for-sale, consisting of:
◦$25.9 million loss recorded in the quarter ended December 31, 2023;
◦$1.6 million loss recorded in quarter ended September 30, 2024; and
◦$1.8 million final loss recorded in the quarter ended December 31, 2024, upon the sale of building.
•Gain of $10.3 million on the sale of Wamsutta intellectual property recorded in the quarter ended June 30, 2024.
•Gain on the sale of Zulily intellectual property, consisting of:
◦$0.3 million net gain recorded in the quarter ended March 31, 2025; and
◦$0.5 million adjustment to the gain recorded in the quarter ended June 30, 2025.
•Gain of $5.0 million on the sale of Canadian intellectual property recorded in quarter ended June 30, 2025.

Cause of Errors

The primary cause of the errors was a misinterpretation of interpretive guidance for gains and losses on disposal groups and intangible assets. In 2023, the Company performed a technical accounting analysis for the treatment of a discrete transaction outside of the Company’s typical business operations (listing the Company’s owned corporate headquarters for sale, resulting in a write-down loss upon being classified as a held-for-sale disposal group). The Company reviewed the guidance at ASC 360-10-45-5 but also referenced interpretive guidance within the KPMG Handbook, Discontinued operations and held-for-sale disposal groups. The Company considered the following interpretive response on how to account for the write-down loss of the disposal group (emphasis added):

“Interpretive response: Disposal gains (or write-down losses – see section 4.5) of long-lived assets and asset groups that do not qualify as discontinued operations are reported in income from continuing operations before income taxes. If a subtotal such as income from operations is presented, the disposal gains or losses should be included in that subtotal. [360-10-45-5]
— Some entities include pre-tax gains on disposals on the same income statement line as impairment and disposal losses.
— Other entities include those gains in an other income/expense or similar income statement line within income from operations.”

While ASC 360-10-45-5 was clear, when reading the interpretive guidance, the Company misinterpreted the applicability of that interpretive guidance. The Company believed the sale of its corporate headquarters should be recorded in the Other income (expense), net income statement line rather than the operating income (loss) subtotal. The Company treated subsequent gains and losses related to held for sale adjustments and other discrete business transactions (sales of certain intellectual property) in a similar way throughout 2024 and the first half of 2025.

Remediation

As part of its internal control over financial reporting, the Company maintains comprehensive technical accounting controls, including structured review processes, formal documentation standards, and engaging external accounting advisors. While the Company believes that these controls are sufficiently designed to contribute towards the Company’s internal control over financial reporting and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance of GAAP, the nature of the errors highlight a gap in the interpretation of interpretive accounting guidance when applied to the four discrete transactions discussed herein. To strengthen the effectiveness of existing controls, management now requires for technical accounting memoranda that rely on interpretive guidance, including those from third-party sources (e.g., guidance from KPMG, PricewaterhouseCoopers LLP, Deloitte Touche Tohmatsu Limited, and Ernst & Young LLP), that a secondary reviewer from the accounting team will now be required to:

•Confirm that available Financial Accounting Standards Board and/or SEC guidance does not conflict with interpretive guidance published by third-party sources;
•Cross-reference the interpretation to a second reputable source on the same topic to identify any differences in interpretation, presentation treatment, language clarity, or implied assumptions;
•Explicitly document the cross-reference in the memorandum and confirm that any interpretive guidance cited in the analysis is supported with a second reputable source; and
•Further document and elevate any material interpretive differences to the Chief Accounting Officer or designee for review.

The above remediation requirements are applicable to all transactions occurring on or after the date of this letter.

Analysis:

The determination of whether an error is material is an objective assessment focused on whether there is a substantial likelihood it is important to the reasonable investor. A fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. Therefore, such an evaluation should take into consideration all relevant facts and circumstances surrounding the errors, including both quantitative and qualitative factors, to determine whether an error is material to investors.

Summary of the Disclosures Relating to the Four Transactions

Quantitative Analysis

The charts below provide the previously reported numbers for each period impacted, as well as the corrected numbers assuming the errors had been appropriately recorded in each of the correct periods:

Operating Income (Loss) (Reported vs Corrected)

Other Income (Expense), net (Reported vs Corrected)

Qualitative Analysis

Qualitative Factors	Company Documentation
1.The potential effect of the misstatement on trends, especially trends in profitability.	None. The errors had no impact on net income (loss) or adjusted EBITDA. The adjustments do not change operating loss to operating income or vice versa for any of the periods impacted and similarly do not change net income (loss) or adjusted EBITDA from a negative to a positive or vice versa for any periods impacted.

Additionally, while the adjustments do have an impact on other income (expense), net, they do not change the trend in changes to other income (expense), net, for any periods impacted.
2.A misstatement that changes a loss into income or vice versa.	None. The impact of the adjustments does not change net income to net loss or vice versa.
3.The effect of the misstatement on segment information, for example, the significance of the matter to a particular segment important to the future profitability of the company, the pervasiveness of the matter on the segment information and the impact of the matter on trends in segment information, all in relation to the financial statements taken as a whole.
None. The Company has a single operating segment, therefore there are no unique considerations for segment impacts.
4.The potential effect of the misstatement on the company’s compliance with loan covenants, other contractual agreements and regulatory provisions.	None. The change had no impact on the Company’s compliance with loan covenants or any other contractual agreements or regulatory provisions.
5.The existence of statutory or regulatory reporting requirements that affect materiality thresholds.	None. There are no statutory or regulatory reporting requirements that would be impacted by the errors.
6.A misstatement that has the effect of increasing management’s compensation, for example, by satisfying the requirements for the award of bonuses or other forms of incentive compensation.	None. The errors would not have impacted management's compensation as operating income (loss) is not a metric that is used for purposes of deriving any aspect of management's compensation.
7.The sensitivity of the circumstances surrounding the misstatement, for example, the implications of misstatements involving fraud and possible illegal acts, violations of contractual provisions, and conflicts of interest.
None. This error is due to the misclassification of information, and not related to fraud, illegal acts, violations of contractual provisions, or conflicts of interest

Qualitative Factors	Company Documentation
8.The significance of the financial statement element affected by the misstatement, affecting recurring earnings as contrasted to one involving a non-recurring charge or credit, such as an extraordinary item.
These errors impact operating income (loss) and Other income (expense), net.

The Company’s current focus is returning to a positive adjusted EBITDA, generating cash, and sustainable growth of its current brand portfolio (including Overstock, Bed, Bath & Beyond, and buybuy Baby). The users of the financial statements focus on the Company’s ecommerce business and the key metrics of net revenue, net income (loss), gross margin, adjusted EBITDA, income (loss) per share, and cash and cash equivalents (as evidenced by the financial information highlighted on the Company’s earnings calls, accompanying slides, press releases, and analyst reports). As noted above, the impact of the adjustments does not change net income (loss), nor does it change adjusted EBITDA or any other key metrics for any of the periods impacted.

The errors related solely to gains on sale of intangible assets and write-downs of assets held for sale in connection with the sale of the Company’s corporate headquarters. These items were not relevant to revenue, gross margins, or adjusted EBITDA. Rather, they were all one-time, non-recurring items in nature and, in the case of the sale of the corporate headquarters, which quantitatively was the largest error occurring in the fourth quarter of 2023, was not related to the core operations of the Company’s business.
9.The effects of misclassifications, for example, misclassification between operating and non-operating income or recurring and non-recurring income items.	The errors were due to a misclassification between operating income (loss) and income (loss) from continuing operations. However, the misclassification as a percentage of revenue for any quarter does not exceed 7% for any period, and does not exceed 2% for any annual period. Moreover, the misclassification did not have any impact on net loss.
10.The significance of the misstatement or disclosures relative to known user needs, for example:
•The significance of earnings and earnings per share to public company investors.
•The magnifying effect of a misstatement on the calculation of purchase price in a transfer of interests (buy/sell agreement).
•The effect of misstatements of earnings when contrasted with expectations.
The impact of the adjustments does not affect net revenue, net income (loss), gross margin, adjusted EBITDA, cash and cash equivalents, nor income (loss) per share for any of the periods impacted. Our covering sell-side analysts do not have forecasted expectations [consensus expectations] for operating income (loss), as adjusted EBITDA is their primary metric for Company profitability.

Qualitative Factors	Company Documentation
11.The definitive character of the misstatement, for example, the precision of an error that is objectively determinable as contrasted with a misstatement that unavoidably involves a degree of subjectivity through estimation, allocation, or uncertainty.
The initial adjustments on the held-for-sale asset involved a degree of estimation, as they were based on the difference between the book value of the asset and an estimated fair market value. However, gains and losses from sales were objectively determinable based on the book value and sale price of the assets. Further, the misstatements relate to a classification error, which is objectively determinable. However, the details of the transactions included within this line item were clearly disclosed and available to users of the financial statements. As such, the Company does not believe this indicates the errors were material.
12.The motivation of management with respect to the misstatement, for example, (i) an indication of a possible pattern of bias by management when developing and accumulating accounting estimates or (ii) a misstatement precipitated by management’s continued unwillingness to correct weaknesses in the financial reporting process.
The errors were the result of a misapplication of an accounting interpretation rather than bias or unwillingness to correct weaknesses from management. The Company has demonstrated a continued resolve to continuously improve its financial reporting process, working with both internal and external parties to identify and strengthen areas of improvement.
13.The existence of offsetting effects of individually significant but different misstatements.	No offsetting effects exist.
14.The likelihood that a misstatement that is currently immaterial may have a material effect in future periods because of a cumulative effect, for example, that builds over several periods.	None. These were discrete items that were booked in the periods noted above. The errors would not have a cumulative effect in future periods.
15.The cost of making the correction—it may not be cost-beneficial for the client to develop a system to calculate a basis to record the effect of an immaterial misstatement. On the other hand, if management appears to have developed a system to calculate an amount that represents an immaterial misstatement, if may reflect a motivation of management.
Management has a process wherein they have developed a system to calculate a basis to record the effect of an immaterial error, as the Company is committed to providing complete GAAP financials when an error comes to our knowledge.
16.Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	See response to Qualitative Factor 11.

Qualitative Factors	Company Documentation
17.Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.	No. To the Company’s knowledge, the errors do not affect analysts’ consensus expectations. As noted above, the Company believes analysts rely largely on net revenue, gross margin, net income (loss), adjusted EBITDA, income (loss) per share, and cash and cash equivalents, which were not impacted. The errors were related to discrete transactions that would not be considered in their primary metric for profitability expectations, adjusted EBITDA, nor did they impact the closest GAAP metric, net income (loss).
18.Consideration of a history of volatility in the price of a registrant's securities in response to certain types of disclosure.	The Company does not believe it has a history of volatility inconsistent with others within the industry. Volatility in the stock price is more likely to occur when expectations for net revenue, adjusted EBITDA, and cash and cash equivalents differ. See further discussion below (Qualitative Factors question number 20, Consideration of potential market reaction to disclosure of misstatement).
19.Whether the misstatement involves concealment of an unlawful transaction.	None. This error does not involve concealment of an unlawful transaction.
20.Consideration of potential market reaction to disclosure of a misstatement.	The Company does not believe this error would cause a strong or even moderate market reaction, as all the transactions noted (the write down and sale of the corporate headquarters, the sale of Wamsutta, Canada and Zulily intellectual property) were already clearly disclosed in the notes to the financial statements. See “Summary of the Disclosures Relating to the Four Transactions” table.

Furthermore, several of our covering sell-side analysts explicitly note such transactions as one-time transactions excluded from influencing their forecast models and thus consensus expectations.
21.The clarity of authoritative accounting guidance with respect to the misstatement.	ASC 360-10-45-5 states with clarity, “If a subtotal such as income from operations is presented, the disposal gains or losses should be included in that subtotal.”
22.The effect of the misstatement on ratios used to evaluate the entity's balance sheet, income statement or statement of cash flows.	None. The Company does not utilize operating income (loss) to evaluate our balance sheet, income statement, or statement of cash flows. Additionally, the Company believes our third-party vendors and the investment community at large do not utilize operating income (loss) to evaluate our balance sheet, income statement, or statement of cash flows.
23.A misstatement that relates to items involving particular parties, including related party transactions.	None. The misstatements do not relate to any particular parties or related party transactions.
24.A misstatement that is an omission of information not specifically required by the applicable financial reporting framework but which, in our judgment, is important to the users' understanding of the balance sheet, income statement or the statement of cash flows of the entity.
No. The errors impacted income statement presentation only, as all the transactions noted were already clearly disclosed in the notes to the financial statements. See “Summary of the Disclosures Relating to the Four Transactions” table.

Qualitative Factors	Company Documentation
25.A misstatement that affects the other information to be included in the entity's annual report that may reasonably be expected to influence the economic decisions of the users of the financial statements.

This includes any relevant non-GAAP metrics.
No. We do not believe the users of our financial statements utilize operating income (loss) to influence the economic decisions regarding the Company. The most common metric of profitability utilized is adjusted EBITDA. Given all the transactions were non-recurring items, the Company would consider the transactions as special items, and therefore addbacks in the adjusted EBITDA calculation. The most relevant GAAP metric to measure profitability, net income (loss), was not affected by the errors.
26.Document any entity, industry, or circumstance specific qualitative factor that should be considered in addition to those outlined above.	The Company operates as a drop-ship, ecommerce retailer focused on home goods and furnishings. In line with industry peers, we operate in a low-margin environment where non-cash expenses (e.g., depreciation, amortization, stock-based compensation) and non-recurring items can significantly distort net income (loss). By excluding these items, adjusted EBITDA offers greater comparability across periods and aligns more closely with how management evaluates business performance and allocates resources. Adjusted EBITDA is the primary profitability metric forecasted by our covering sell-side analysts, investment community at large, and users of our financial statements. The closest non-GAAP comparable is net income (loss). The Company does not believe that operating income (loss) is used to influence investment decisions made by our investors.

Qualitative Factors	Company Documentation
27.If the error quantitatively exceeds materiality, document the specific qualitative factor(s) indicating the error is immaterial.
In addition to the above, the Company notes the following qualitative factors indicating that the errors are immaterial to users of the financial statements:

•The errors were consistently immaterial as a percentage of net revenue, as the errors never exceeded 7% quarterly and never exceeded 2% annually
•The underlying transaction facts, amounts, and line items that the amounts were recorded to the income statements were disclosed in the notes to the financial statements for the gains and losses related to the sale of Wamsutta, Zulily, Canada intellectual property and the value of the corporate headquarters. The sale of the corporate headquarters and the sale of Wamsutta were also communicated to investors via Current Reports on Form 8-K, and the sale of Zulily was disclosed via press release.
•While the errors did impact operating income (loss), as described above, operating income (loss) is not a focus of financial statement users, because the Company’s strategic focus is on profitability as defined by adjusted EBITDA, revenue growth, gross margin improvement, and fixed cost reductions. This is evidenced by covering sell-side analysts removing the transactions from their forecast models and thus consensus expectations. All errors are considered non-recurring items.
•The errors did not affect net revenue, net income (loss), gross margin, adjusted EBITDA, income (loss) per share, or cash and cash equivalents, which the Company believes are the most significant financial metrics to investors, analysts, and other users of the financial statements.
•There were no impacts to trends in any reporting period for operating income (loss) or other (income) expense, net.

Evaluation of Internal Control over Financial Reporting

As a result of the above noted errors resulting from a misinterpretation of GAAP, we evaluated the Company’s internal controls over financial reporting to determine whether a control deficiency exists. We noted the following impacted control outlined below did not operate effectively:

•(ELC-31) Accounting has policies and procedures for significant accounting considerations. Tasks are assigned and monitored. In addition, the Technical Accounting team prepares technical accounting memos documenting accounting considerations and policies for any new significant considerations. The Controller or above reviews the memos.

We reviewed this control during impacted periods in 2023, 2024, and 2025. While we found such control to be operating effectively at the time of testing, in light of discussions with the SEC and a re-evaluation of interpretive guidance, we note that this control failed to operate effectively for the periods noted, specifically, the control failed to operate effectively as to the classification of the above mentioned gains/losses.

To assess the potential magnitude of possible misstatement, we analyzed both quantitative and qualitative factors. Based on our analysis, we concluded that the deficiency is not indicative of other deficiencies. We have evaluated the total possible exposure related to this control deficiency and believe the maximum exposure related to the above-mentioned control deficiency is the amounts listed in the noted errors. we have concluded that there is not a reasonable possibility that the amount could be material to users of the financial statements. Management has not identified any similar control deficiencies related to this issue.

In addition, the Company considered whether the deficiency and its root cause related to any of the four indicators of material weakness as follows:

•Identification of fraud, whether or not material, on the part of senior management: There is no indication of fraud.

•Restatement of previously issued financial statements for a material misstatement due to fraud or error: The deficiency should not result in a material misstatement to prior period financials based on qualitative factors noted above.

•Identification by the auditor of a material misstatement in circumstances that indicate management’s internal control over financial reporting would not have detected the error: The external auditors have not identified a material misstatement based on internal controls over financial reporting.

•Ineffective oversight of the entity's financial reporting and internal control over financial reporting by those charged with governance: While a misinterpretation of accounting guidance did occur, there is no indication those charged with governance over the Company’s financial reporting (including accounting leadership and SEC reporting teams) failed to provide operational oversight.

Based on these facts, we have determined that the deficiency does not rise to the level of a material weakness. However, the error rises to the level of a significant deficiency.

Conclusion:

Based on the quantitative and qualitative factors presented above, management has concluded that the identified errors are not material to periods of fourth quarter of 2023 through the second quarter of 2025. Therefore, the Company intends to correct current year presentation and recast prior period presentation its Quarterly Report on Form 10-Q for the period ending September 30, 2025, and its Annual Report on Form 10-K for the period ending December 31, 2025.